Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: May 12, 2021

The following transcript is from a webcast hosted by Bernstein and Canadian National Railway Company (“CN”) on May 6, 2021 and made available on May 11, 2021 on www.ConnectedContinent.com, the website maintained by CN providing information relating to its proposed combination with Kansas City Southern (“KCS”).

Virtual Fireside Chat hosted by Bernstein

Company Participants

• David Vernon, Sanford C. Bernstein

• Doug MacDonald, Canadian National Railway Company

• Jean-Jacques Ruest, Canadian National Railway Company

• Paul Deegan, Canadian National Railway Company

Presentation

David Vernon

Good morning, everyone. My name is David Vernon. I’m with Bernstein. I am pleased to be joined today by J.J. Ruest, CEO of Canadian National; Doug McDonald, Senior Vice President; and Paul Butcher, Head of Investor Relations. We are going to do a bit of a deep dive fireside chat here on the operational benefits of the CN-KCS proposal. The focus here is really on kind of what — how two plus two becomes five when you put these two networks together.

We’re going to start off with some prepared remarks. I’m going to hand over to Paul to provide the necessary disclosures, then we’ll go through the slides. And at the end, we’ll do a Q&A. We have the ability to take your questions through a pigeonhole link if you’re a Bernstein client, or you can email me directly and I will try to work that in. With that, Paul, I’ll hand it over to you.

Paul Deegan

Well, thank you, David. So before I begin, I’d like to draw your attention to the forward-looking statements and additional legal information, which are available at the beginning of the presentation. So as a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the U.S. and Canadian securities law.

These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements and are fully described in our cautionary statement regarding forward-looking statements in our presentation.

For more information about CN’s superior proposal to combine with KCS, please visit www.connectedcontinent.com. I would now like to turn it over to JJ, our President and CEO.

Jean-Jacques Ruest

Well, thank you, everyone. And thank you for attending this commercial session today. I’m joined with Doug McDonald, our Senior Vice President of Special Projects, and we appreciate the time you’re giving us to talk about the commercial opportunities a combined CNKCS would create for our customers and our two great freight railroads.

It’s been almost two weeks since we have been engaged with KCS. And while there’s still work to be done, our interaction with KCS has made us more excited about the opportunities that the combined CN-KCS network could bring to our customers and other stakeholders. There are four key messages I would like to leave with you today regarding the winning CN-KCS combination.

First, the combination of CN and KCS would create the premier railway of the 21st centuries, connecting ports in the United States, Mexico and Canada, allowing our customers to move their products seamlessly across the continent and expanding North American trade and economic prosperity.

Second, CN and KCS together would enhance our customers’ value proposition, service offering and customer choice with greater access to port and terminal, more riding options and greater efficiencies.

Third, I want to reaffirm and reiterate the high degree of confidence that we have in our prior estimate of USD one billion in EBITDA synergies. To note, everything mentioned and shown in the presentation today are synergies in U.S. funds. And the vast majority of our expected synergies will come from converting truck traffic to more efficient, cost-effective and environmentally responsible rail service.

Fourth, our recent discussion with KCS have been very constructive. Our continuing conversation with KCS have helped us identify additional opportunities going beyond our initial conservative assessment, which was done purely on publicly available information. We’re still in the early stage of assessing the synergies, so we are not ready to update our estimate, but I and my team are very excited about the potential opportunities of our combined platform.

Between Doug and I today, our goal is to paint a clear picture for you of some concrete examples of case studies of the potential of a connected continent network across USMCA, that will bring to our customers and our stakeholders.

Let’s go on Page 5. Our combined network would offer more option, greater choice for customers to pursue new opportunities and develop new markets to optimize their freight ROI.

By combining together as one integrated network, and by combining our talent and expertise, we believe we will be able to deliver superior service quality, improve efficiency and add product and services offerings, like the domestic repositioning of overseas boxes, retail door-to-door product and refrigerated cargo cool services. We will also give some specific examples shortly to illustrate what that means in terms of intermodal, but also carload opportunities.

The CN-KCS combination would also provide our customers with more network access to seaports and river terminal and offer unmasked network resiliency across all seasonal and weather conditions from Texas to the Midwest.

Together, we will be able to offer access to 33 Class 1 gateway, 16 ocean port and 16 river barge terminal, thus allowing us to connect the U.S. industrial core to more port clusters than ever before and offer new improved export option for customers.

We are also committed to making significant infrastructure investment in key communities across the new combined network, including Illinois, Missouri, Michigan, Louisiana and Texas, that means more economic opportunities and more jobs.

Ultimately, the introduction of this unique new express route that connects Mexico and Canada will drive reduction in the carbon footprint of the thousands of trucks that heads up and down the I-35, I-55 and I-94 every day between the Midwest and Mexico and Texas.

On Page 6. Before we go into more detail around the market opportunities for this combination would bring, I’d like to spend a couple of minutes on the CN DNA and the evolution and progress that we’ve made over the last two decades.

We are a pioneer of the first railroad to implement precision scheduled railroading, which resulted in significant OR improvements. Since we form a foundation of being able to operate our network efficiently, we built on top of that foundation to expand the fast-growing interval segment, which shifted our overall book of business mix and enhance our growth profile.

In recent years, we have been focused on technology investment to continue to improve efficiency, safety and margin. These technology investments are front-end loaded, but the effect of the efficiencies that delivery will help us in the long-term in our margin trajectory.

During this time period, our share price has also experienced significant growth, and we continue to invest in technology to drive the next leg of operational efficiencies and top line expansion.

Post the CN-KCS combination, we will continue to have a growth mindset, which will be supplemented by the new end-to-end superior direct route, connecting Canada and the U.S. Midwest, Louisiana, Texas, Gulf and Mexico.

On Page 7. Taking a deep dive into the $6 billion of additional intermodal total accessible market that we’ve talked about two weeks ago, this combination would further reinforce our strength and track record of growing in intermodal, and create the premier 21st century USMCA intermodal service provider.

Together with KCS, we would be able to improve existing service offering as well as add additional service. Our combination will create new end-to-end direct routing option that do not exist today.

We would directly connect big cities of Canada and the U.S. Midwest with supplies of Mexico that can only be accessed today with multiple combination. Our end-to-end direct routing option complement and compete with existing multiline route that will remain available to customers. Faster, more consistent single line service reduce cost and economically open up new markets that are currently cost prohibitive in some cases.

Our customers will gain tremendously from single line operator network by creating the speed, cost and reliability needed to connect the continent and displace some of the international import. We would provide fluid border crossing north and south and represent a one-stop shop for our buyers and sellers.

On Page 8. At this stage, on this page and the next, I want to give some example of the opportunity that we have identified beyond the $6 billion of intermodal TAM. There are meaningful and new benefit that the CN-KCS combination would bring to this end-to-end recourse network with rail lines serving different markets that are hundreds of miles apart, the combined CN-KCS will offer unmatched riding resiliency to mitigate the impact of port congestions and weather-related disruption.

The combination would also efficiently link the U.S. industrial core in Middle America with multiple deepwater ports, offering a seamless connection to international market. We will apply our industry-leading intermodal product and commercial mindset, to the port of Mexico to grow the import-export ecosystem to attract more ocean shipping line and the alliance to call on the Mexican port.

We have a proven track record of not only doing it in Rupert, but also in all of the port ecosystems and communities that we serve across our existing network. The combination of CN and KCS, on Page 9, would also provide many export match back opportunities. Together, ocean carriers would be matched with North American producers to load empty import containers with export products.

We can leverage our access to container transport partners throughout our network to facilitate and enable these export from any of the three coasts. In this manner, we will be able to help our export with favorable return economics putting together the balance model for the ocean line carrier by establishing an export or DRP model to help make their round-trip economics work better in a win-win situation for them, for the shipping line and for the exporters and importers.

I will now ask Doug McDonald to talk more about the detail of several of our carload synergies opportunity, which starts on Page 10. Doug?

Doug MacDonald

Thank you, JJ. So on Page 10, here, I’m going to lay out a few specific examples of the rail synergies that we expect to realize with this combination. So between the U.S. Midwest and Eastern Canada, to and from Texas and Louisiana, petroleum chemicals that are currently moving by rail would now have a single line option for customers.

Some of these markets will be two to three railways in the routing today, where it can now be CN direct. In other markets, CN will provide a new competitive option to other rail carriers.

As an example, a Midwest surfactants producer whose product is used in the production of detergents has had a difficult time penetrating the growing Mexico market due to transportation costs and inefficiencies. A new direct route to Mexico from their plant in Illinois will position them for success.

Between the U.S. Midwest to and from the Kansas City area, grain products are currently moving by rail. This new demand area would now be open to our shippers on CN that have always needed two line routings before. Our customers would now have a competitive single line option to these markets for cereal grains, fertilizers and other grain products.

When looking at Western Canada, to and from the KCS network and Texas and Louisiana, forest products are currently moving on a routing that has two or three carriers in it. CN would be able to provide a single line service to major lumber and OSB shippers to one of the largest U.S. markets.

And lastly, on this page, the aluminum opportunity between Quebec and Texas and Mexico is currently small, but our aluminum customers are thrilled that the combination would create a new single line access to one of their largest growing markets.

With the USMCA agreement moving more supply to North America, Quebec’s low-cost aluminum is uniquely positioned to supply this market. This market will have the potential to be a totally new supply chain over the next two to three years. Overall, as we’ve talked about before, we are looking to target $2 billion in incremental potential rail opportunities as a result of this combination.

On Page 11, I wanted to do a little bit deeper dive, showing the given importance of grain to our network. Notably, the combination would bring together the KCS destination market and the CN origination market for grain. The KCS network has access to a large feed market in Texas, Mississippi, Arkansas and Oklahoma, which you can see on the map in the shaded area.

Together, CN has a large origin franchise with customers and grain processors in Illinois, Iowa and Wisconsin. Together, this would represent a perfect match for both sides.

Southern feed mills will get to enjoy the benefits of a connected network such as a more competitive single line haul origination network for corn and soybean meal. Additionally, grain shippers will be able to enjoy direct access to Gulf Coast export terminals and facilities as well as barge loading facilities along the river network.

Further incremental opportunity could also be attained by bringing CN’s approach to containerized export grain to the KCS origination base. The CN-KCS combination would create enhanced optionality for grain shippers and processors.

The estimated revenue opportunities in grain resulting from the stronger combined franchise would represent between $130 million and $230 million annually. With that, I’ll turn it back to J.J. to provide some closing remarks.

Jean-Jacques Ruest

Well, thank you, Doug. And to wrap this up, the combination of CN and KCS will be transformative to the benefit of both companies, customers, communities and shareholders, transformative to our shared long-term success. KCS is the ideal partner for us at the right time.

Offering highly complementary strategic benefits of the combined company that will result in meaningful network expansion, cost synergies, ESG driven growth opportunities and the premier Canada-U.S.-Mexico railway of the 21st century.

We are confident that the financial and economic benefit of the CN-KCS combination are unmatched by any other potential transaction that KCS may consider. With that, I will turn it back to you, David, to lead the Q&A.

Questions And Answers

Q - David Vernon

Great, guys. Thanks for taking the time to walk us through the slide show there. I wanted to kind of start with a big picture question. I know you mentioned that you’re not going to be updating your synergy numbers today. But I’m just wondering, as you guys are talking more to the KCS team and getting access to some of the waybill data, can you give us some view of how your perception of the opportunity here is changing, whether that’s the size and the magnitude, confidence in the execution, challenges that may come from — your perception of the challenges that are going to be required to overcome to kind of unlock some of this new business opportunity?

A - Jean-Jacques Ruest

Doug, do you want to pick that up on the synergies?

A - Doug MacDonald

Yes. Sure, David. So I’ve been involved in this, I think, for just about a year now. And so we’ve gone through a lot of it, but we are more confident than ever about our ability to achieve the $1 billion of synergies we announced two weeks ago. So you’ll have heard us say that this combination is about growth, and it’s just that. We talked a lot about the growth opportunity from intermodal, but today, we wanted to share more context for the other carload opportunities in front of us in grain and automotive, forest products and other markets. So two examples that we could see are examples for direct access to Iowa ethanol producers to Texas refineries in Mexico, as well as new access to the St. Louis barge system and Mexico for DDGs, dry distillers grains, will generate significant new carload volume on the combined CN-KCS network.

We’re also seeing some excitement for the transaction in the fuels market and propane customers in Sarnia, Alberta and the Juliet area to run unit trains or block volumes from multiple origins into the growing Mexican market. The vast multiple origins served directly by CN are the key.

Only a CN-KCS combination allows so many fuels and propane customers direct line routing from multiple discrete origins allowing market arbitrage opportunities. And we’re going to continue to engage with KCS on our due diligence. And being one of the people that we are in that — we get to see some of the KCS information. They have a wonderful franchise destination market for fuel. So it works out really well.

A - Jean-Jacques Ruest

And maybe, David, I could add that the $8 billion of total accessible market potential that we talked about two weeks ago was based on the market size of today. It did not include any benefit from the USMCA growth, and it does not include any benefit from the new shoring potential, which both of them obviously are real as well.

Q - David Vernon

Okay. And if we think about that $8 billion opportunity, recognizing that it’s not been adjusted up for MCA growth. And when you think about the four areas of opportunity you’ve identified on Slide 8, is there a way to think about how that $8 billion sort of would be divided across those four different market opportunities there?

A - Jean-Jacques Ruest

You want to — you’ve done some of that work in detail, Doug, do you want to talk about this sort of maybe geographic split, broadly speaking?

A - Doug MacDonald

Yes. So we’re not going to be breaking up the $8 billion specifically, David, but I’ll tell you how it works. A lot of the math works around population center to population center. So we’ve noticed and we were working on key geographic areas. So we’ll say the Detroit and Toronto markets going into large destination markets of population like Mexico and Dallas.

And we see those numbers, just like we see the Chicago market, which is obviously much more competitive into the Mexico and Texas market. And then we’ll see other smaller markets, like we talked about Western Canada into the Dallas market. So we’re really watching the population center to population center, and that’s how it will split up.

I could say the same for Kansas City. It’s a great population base, and that’s why it’s one of our key projects is to look at moving a lot more intermodal between Eastern Canada, Detroit into the Kansas City market.

Q - David Vernon

Okay. So more population weighted than anything else. And if you think about the opportunity you’re going to be unlock here, obviously, carload versus intermodal. Is there — when you think about the new trade flows that are going to be created here, right, like, I don’t think there’s a ton of transatlantic container volume coming in through the Canadian ports to reach Kansas City today. I would think of that as like a new routing potential. Is there a way to think about that incremental opportunity from diversion of existing sort of truck or rail traffic versus this notion of kind of creating a new trade flow?

A - Jean-Jacques Ruest

Yes. If you look at — like on the slide on Page 8, is to help you understand that vision. Today, CN network and the other — basically, all the Eastern networks basically stop in Chicago.

So if you’re in Kansas City, but also even in St. Louis, west side of Mississippi, you do not have access to the trade on the Atlantic side. By combining CN and KCS and upgrading the rail line between Gilman, Illinois and Kansas City, Kansas City would be directly connected to the port of Montreal, the port of Halifax and potentially the port of Quebec City and be connected with the East Coast trade not only for import, but also for export. So they would have direct single line service to the East Coast trade. And some of that business might be conversion competing with more southern U.S. port with the U.S. East Coast railroad.

And same thing, Kansas City also will now be connected, maybe better connected, more seamlessly connected with the port of Mobile, the port of New Orleans. And obviously, will now also be connected to the port of Prince Rupert and the port of Vancouver. So what you have is in the Middle America, the Middle America is typically either connected to one coast or the other coast, not both. Only Chicago is connected to all three coasts.

The combination we’re putting together would really bring in Mobile and New Orleans in play for all of these Midwest, mid-America cities. Montreal, Halifax would come also a player along the mid-American cities. And the influence of Rupert might go even more south than it is today.

So from a port business point of view, these products don’t exist today, and our partners, the container operator and the terminal operator of these three coasts, are really excited about working with CN to increase their zone of influence.

And the same thing could be said for Lázaro Cárdenas and Veracruz. One of our partners, Hutchison Port, who work in Quebec City for the last two years actually own and operate container terminal in Veracruz and Lázaro, and they’re quite excited to see what we could do with the CN-KCS combination to expand their zone of influence. In their case, they’d like to have a zone of influence that would reach into the southern part of Texas, namely Houston.

Q - David Vernon

Okay. And maybe if we think about that notion of sort of this creating a new route versus the intermodal side, can we talk a little bit about timing, right? I mean you’ve sort of oriented us around an $8 billion number with some potential upset of the revenue to the extent that MCA drives sort of new things like Quebec aluminum into Mexico. But as you think about the challenge of opening up these new lanes or driving the highway conversion, like, what’s the rate at which you think you can kind of tap into that opportunity from the day you get control of the network?

A - Jean-Jacques Ruest

Yes. So from the day that the voting trust would be approved and the shareholders of KCS would vote in our favor so we can buy the company but put it in trust, no, we will not control what the KCS does, but we could start working directly with customers and terminal operators to try to prepare the vision that we will be able to roll out in late 2022.

So we can work with terminal operator in Mexico, not so much that we can implement how they work with KCS, but we can definitely put the groundwork of how we would market our product to the ocean shipping line. Do the premarketing of the proposed product and work in that front.

I think the same thing on carload, Doug, we could also work with a number of the grain producers that are located both on CN and KCS and start to really get their mind around what kind of product we would offer them in terms of, for example, accessing grain in the upper-Mississippi for barge network, same thing with aluminum producers in Quebec, start to get them their mind around how they would better access the part producer in Mexico with the aluminum grade, et cetera, et cetera. So maybe, Doug, you want to talk about some of the premarketing we could do with many of these producers ahead of the controlling the combination just as premarketing and getting them predisposed as to where they would want to take a bigger role post integration.

A - Doug MacDonald

Yes. Thanks, JD. And a lot of times, our customers need time to develop their markets or develop their sales. So it takes a lot of work, and we can do that while the company’s in trust.

We would work, as an example, with our lumber producers on how they would access deeper into the KCS network over time that would allow them to position either new receivers — to be able to sell into that — as well as to have a new product. So the same could be said for pulp, but another great article is like steel.

So we have a large steel franchise on CN, that we have some really great customers that produce high-strength steel for the automotive industry. That would love to be able to have single line service down into Mexico today to the production sites.

So that’s an obviously opportunity we’d have to work with them around. Will they want to sell down there? How could we look at working with them to move it down cost efficiently? Some of these require transloads near destination that we would have to look at developing with them.

So each one of our customer areas would need to have specific plans put in place. It takes time to develop, but I’m sure we can get it done very quickly and be ready for when we would actually be able to look at taking over.

A - Jean-Jacques Ruest

That’s right. So we will take the time between the voting trust and the STB final approval to do the premarketing with all of these buyers and sellers and have them focus on the benefit of exploiting this new supply chain logistics.

Q - David Vernon

So — and I’d love to kind of maybe just distill that down, right? As analysts, we’re going to, at some point, have to put these numbers into a spreadsheet. If you get that — from change of control being sort of day 0, is this two years, three years, five years, like can you give us some directional sort of indication about when you think these markets will — this market opportunity will be fully accessible? Like roughly directionally anyway, how long will it take to kind of unlock this opportunity?

A - Jean-Jacques Ruest

Yes. It might be a little too early to have a definite view on where — because we’re still doing the due diligence some of these opportunities. And I think it would be fair to expect a seasoning period as we start the integration of the two companies and the two business plans, and we’re targeting to do that hopefully with the STB by the second half of 2022.

But at the same time, the time that we talked about, the $8 billion of total accessible market was based on the market as exists today. Without really adding in the benefit of near shoring, without really adding in how strong will the USMCA be, without adding in our port strategy, especially as it relates to the mid-America destination import-export as well as what could be done in Mexico with our partners. So I think there’s a lot of puts and takes.

And our vision here is to always have as many playing cards as possible so that if something takes more time to deploy, that we would have other things that would come on top of that. And I think the proof of that would be our track record on our – between 2010 and 2020, as to how CN has been able to increase our top line, mostly in Intermodal, port business but also in carload.

And then there’s other things that we haven’t really talked about so much, but that Doug has been working on to the good agents, including grain and crude, and there might be some other things that we can rely on as part of the combination. Doug, maybe you want to add to that?

A - Doug MacDonald

Yes. Thanks, JJ. So like as an example, so grain, there’s a great growing market with corn moving into the Mexico market today. That will now give CN’s customers great access into that market, which right now is a two or three line haul for us. So we expect that — and that really goes into the fructose or the corn syrup market that goes into soft drinks.

So that would be a new market for CN. We would be providing a great, competitive alternative to the other people supplying corn there. If you look at other products as well, there is a crude market today that moves down into the Louisiana Gulf, and CN would be very happy to participate in that.

We’re not saying it’s going to be single line. We would be very happy to take that product over an open gateway like Kansas City. And we think we can continue to make that competitive and build that volume. There also — within Mexico itself, it is a large growing refined products market.

And it’s seen significant growth today out of the Gulf Coast with KCS. And we think we can add some volumes into that from CN’s origination customers that have refineries both in Louisiana, but all the way up into Chicago and Eastern Canada. As well as — and when we talked about propane earlier out of even Western Canada, moving all the way down to Mexico.

So there are a lot of great opportunities to be specific that we haven’t really factored in that much into the synergies overall, but we know they’re there, and they will definitely help contribute to it.

A - Jean-Jacques Ruest

Yes. So there is one specific aspect, David, is as we are layering all these different opportunities, some we had in our original TAM, some are newer as a result of our recent work as well as the progress on the due diligence.

We are very confident about the — and we had a conservative approach to how we quantify the synergies and the work done since then, including the diligence which is still in progress, obviously, just making us even more confident by the day that what you’re seeing that the TAM is actually all there, and it’s actually a good amount of opportunity we can convert, not just the one that we had in our base business case, but maybe some others that we will quantify here in the weeks to come.

Q - David Vernon

So you guys had a relatively unique perspective on this. You kind of developed Prince Rupert from a fishing port into an intermodal gateway and pathway to China. As you think about the lessons learned from opening up Rupert, how is that experience similar, the same? Like, like what do you think that experience does for you in terms of your ability to open up these opportunities?

A - Jean-Jacques Ruest

The opportunity is real. Now a recent discussion with Hutchison, their terminal operation in Veracruz and Lázaro — Lázaro, namely — they’re not running at capacity. They have a lot of excess capacity available. And their zone of influence right now, is mostly domestic, within Mexico.

Probably by the time you get to Mexico City, after that, the amount of business they go beyond and North Mexico is limited. So they’re really looking for ways to create a model that’s a rail friendly model, big ship, big train model that it could eventually create with us some destination train in market, which today, they’re not participating.

Now they had a challenge here because of the teacher strike, which has really hampered the success of the rail operation of that port. But they want to pick it up to kind of where they used to be. And really see if — in working with CN, we can create a seamless border crossing in Laredo, the same way as we have a seamless border crossing in Toronto, Ontario. Or in Rainier, Minnesota, where really we’ve put the infrastructure and the process in place such that a more northern port can actually be even as effective, if not more effective than one of the southern ports.

So definitely, and the same thing in New Orleans and Mobile. Both of them have a big ambition. New Orleans is going to have dredging done by the U.S. Corps of Engineers . We have a project to build a brand-new state of the art container terminal within the next five years.

In order for this project to be successful financially, they need a railroad. They need a railroad to get them get into places beyond than what truck can do and the railroad can do that cost effectively. And that’s where the zone of influence in New Orleans and Mobile should go all the way to Detroit, Indianapolis, Chicago, Kansas City, St. Louis.

And that’s why they see in our proposed merger. In the case of the Mexican port, what they see in our proposed merger is the potential to be able to be a player of importance in the import of what Texas import from Asia as well as some of the exports of plastics of Texas back to Asia, via those gateways.

So we have partners who are keen to actually work with us to create top line growth for their benefit, our benefit, the benefit of people who import and export have extra choices in the cluster that we just talked about.

Q - David Vernon

So we talked a lot about the port operators and the partnerships with the steamships for some of the international trade opportunities. But when you think about the more sort of moves in domestic equipment, like the channel partners that you would traditionally work with. Have you had any preliminary discussions with them about these opportunities and what their perspective is on how the change in rail service that we’re proposing here is going to impact their ability to market the service as well?

A - Jean-Jacques Ruest

So I’m assuming you’re referring to more like domestic intermodal, domestic movement of containers?

Q - David Vernon

Yes. Well, so we’re talking about like sort of Prince Rupert and Lazaro and Port New Orleans, Mobile. But I understand there’s also a lot of sort of truck conversion in this. And I’m just trying to get a sense for what conversations you may have had with intermodal channel partners on unlocking some of this and their sort of appetite or their interest in the change in the rail network that would — and how that would impact their business outlook?

A - Jean-Jacques Ruest

Yes. So definitely, the single line, one-stop shop, customer service rail network that we’re talking about will change the way business is done over time within this next decade. Today, if you go — if you do some USMCA trade, you would probably start either a truck in Mexico, get to the border and then get into Midwestern Canada by truck, which is a very long haul.

Or you would start with the KCSM, get to the border and then connect with UPOBN get off the rail network in Chicago and then truck beyond to Michigan or Ontario or a point, which may be more a little more north like Minneapolis.

So what we’re proposing to do is to run this as one. Around an actual network that would start in Mexico City. And then would basically go all the way to Toronto and Detroit and places like Minneapolis or even Calgary.

So you would want just one railroad, destination train. You may not have service to all of these cities every day, but you want to have — when you want to have blocks of trains big enough that you can really run them long, double stack, low cost, minimum number of stop, maybe two destination per train.

So that you can really compete and provide a product which would transform how the marketplace is done. So we’ve had quite a bit of discussion with either wholesaler, Canadian and U.S. as well as people who are in IMC who are in that business today, and who would love to be able to be even stronger position in that business by converting some of their freight to rail and some of their freight to single haul rail, where the extent of the rail journey is actually more fulsome.

It doesn’t start and reduce the amount of trucking, they would have to do, especially beyond Chicago. So on the Canadian side, you’ve seen some of them actually support letter of support.

On the U.S. side, people are more mindful of they’re doing this with all the railroads. So they’re very positive with us. They’re hoping that we can actually put — reach an agreement with KCS in a voting trust. At which time they will become more vocal about their support.

But everybody sees that this product, over time, would create a more cost competitive single point of contact, customer service that over time, would really gain traction in displacing some of the existing freight of today that’s either moving on the road or a combination of rail and truck.

Q - David Vernon

And as we think about that 53-foot sort of domestic high-speed box, that we’re envisioning going sort of cross-border Mexico up into the upper Midwest. When you envision talking to customers about this, is this a 1-day savings in transit, 2-day savings in transit versus what’s available now? Is it more about transit reliability or service frequency?

Like can you kind of like make it a little more tangible in terms of when you go-to-market this single line service will either be faster, more frequent, more reliable? Like how do we quantify that the attractiveness of that opportunity versus what’s already existing in the market today?

A - Jean-Jacques Ruest

Yes. So if you — those of you who are looking at the slides, if you go back to Slide 7, you look at these commodities, they’re not commodities, which require superspeed like berries or things which are quickly perishable, they are more things that require lower costs. Can we make it cheaper to move auto parts, electronics, furniture, frozen french fries, can we make it cheaper to access the market? Can we make it a little more consistent than the existing train ride combination, truck and train ride that they have today. And then reducing the amount of time that they have to rely on premium trucking to actually make the delivery — hit the delivery window, they committed to the buyer.

So lower cost, more predictable maybe still using the highway from time to time, but really diminishing the number of times where they would have to use on recovery truck to make delivery window, they would have committed to the buyer. But we’re not talking about moving avocado or berries. But we’re talking about moving frozen product. We’re talking about stuff that has a bit more of a shelf life like garlic or carrots, for example, in the temperature protected service.

And there’s a lot of product that moves back and forth in the temperature protected service. Whether it’s frozen protein, we talked about french fries, a lot of them come from eastern Canada and Manitoba. And then on the reverse trip, a lot of food, which has been processed or food, which is processed and packaged that requires temperature control either against the excess heat or temperature control against freezing in transit in the winter months.

So significant trade that exists today that has to do with what each country does best and also the fact that Mexico has a good labor cost base, obviously.

And huge potential the market today is underserved in terms of the quality of the service and the cost of service because the service is fragmented between two railroads and a truck journey, and that in itself, is something that we want to overcome by providing a point-to-point door-to-door service with minimizing the length of the truck journey at both ends.

Q - David Vernon

Okay. Can we talk a little bit about what kind of investments you’re going to need to make to open up the synergy potential? As you look across the connections and you start thinking about these different trade flows that you’re looking at, like what — can you update us on what your thinking is in terms of investment requirements here?

A - Jean-Jacques Ruest

So Doug, do you want to talk about some of the investment that we’ve looked at?

A - Doug MacDonald

Yes. So thanks. The biggest investment we would have to make would actually be into the Gilman or, I’ll say, Chicago to Kansas City corridor for people. So that’s going to require some track upgrades, and we estimate that to be around $250 million so that’s the single biggest investment we see to put in the new product and service that we see as a big growing market for CN.

So we also have plans to do some other investments, both in Illinois, Missouri, Michigan, Louisiana and Texas. And those will be small additional infrastructure investments, but we’re not ready to really put those out in detail, right, as we go through the due diligence.

So we’re still in the very preliminary stages of evaluating it. I have seen some of the KCS plans for what their investment is, and it’s very solid, and I think it will dovetail greatly for a combined network.

A - Jean-Jacques Ruest

And maybe, Doug, you can — we talk quite a bit about Intermodal, but maybe you can also talk about carload, and especially as it relates to the Kansas City Gateway that we commit and pledge to keep very open. And in fact, we would love to see that gateway volume to increase over time.

A - Doug MacDonald

Yes. Kansas City is like it’s a smaller Chicago, I call it, all the Class One railways get there, I think, except for the CSX. It’s a great hub for business, especially in the grain world out there, but it’s a great east-west connector as well as the north-south connector.

CN sees a lot of traffic going through there. So we would love to be in there with KCS to be able to move more business. But at the same time, we are committed to having an open gateway to continue to move everybody else’s business there. That goes from every Class One who needs to move south from there or to go east and west, and we will be happy to move more grain products to the U.S. Gulf Coast or into the river barge system.

So CN’s unique grain philosophy, I think, where we are very willing to work towards the river for the cheapest barge transportation during certain times of the year. Versus trying to go long-haul to the Gulf Coast, and we try and provide the best options for all of our customers and for customers on other railways to continue to move that product the most efficient way and the most cost-effective way for them.

A - Jean-Jacques Ruest

Yes, and our original total accessible market did not include crude by rail but over Kansas City, we believe that there is a sizable opportunity for DRU, with this heavy crude opportunity. And we will want to exploit that just as much as any other opportunity that they see in this CN-KCS combination exists.

This is a pro-competitive merger, and we believe there’s growth opportunity not just in Intermodal, but also in carload. In carload, the most opportunity is typically in a combination of two railroad routing. And we want the gateway to remain open. We want the gateway to actually increase the amount of business that’s done between the railroad, whether it’s Jackson, Kansas City, any of the gateway that we have.

We actually want to increase the size of the pie of the freight and not do otherwise. So we — in no way that we’re going to make difficult the business to be done in any of the gateway whether it’s long-haul or short haul. We actually want to enhance the competitiveness of each gateway, and that would also include anything that can be done over Kansas City with any of the railroads who serve Kansas City.

Q - David Vernon

So maybe, JJ, at this point, there’s a lot of investors that are now looking at this that maybe aren’t as deep in rail jargon. When you think about what is keeping the gateway open mean? And how does that impact sort of the revenue synergy potential here.

Can you kind of just kind of break that down at a very simple level? Like when you’re saying you’re going to be keeping the gates open, kind of what does that mean from a competition standpoint?

How does that impact the revenue synergy potential? There’s a perception from some investors that are maybe not as familiar with rail that buying the railroad is to shut other railroads out of the system. And I just want to make sure that we kind of give you a chance to kind of clarify what that means?

A - Jean-Jacques Ruest

Yes. So I’ll start with that. But as I said, most rail movement involves two railroads, meaning that to go from A to B the geography in North America is so vast and so huge , that you will start on one railroad and then you will connect with another one to get to the final destination.

And also, therefore — and also there’s this perception that when you merge, the railroad who’s merging actually insists on having the long-haul in all cases, even if the long haul, may not be the best route, and it may not be the most cost-effective route for the shipper.

So you will remember, back in the days when Hunter was at CN, we talked about writing protocol. And writing protocol is basically saying, what’s the shortest distance between the origin and the destination. And that short distance should really be, in most cases, what would dictate the gateway of choice.

Whether that gateway of choice, provides the original carrier a longer haul or whether that gateway provides the original carrier a shorter haul. In order to grow the pie of the freight that moves on a railroad as opposed to shrink it, you would want to use the best route with the gateway that makes the most sense, whether you are — you’re getting your long haul, or you don’t. And that’s what open gateway is all about.

In order for that to function, you have to have a mindset that you provide pricing that’s reflective of the length of haul for the gateways to make that possible. And also that you make an effort to service these interchanges in a way that’s conducive to create a decent service product as supposed to have cars stay at the interchange for two or three days being stuck in between two railroads.

So I think, Doug, if you — maybe you want to give some example we had some example, for example, on grain. If grain comes to us from the North Dakota or South Dakota over to Kansas City or if it comes to us from some of the originating franchise that we have in CN.

We would want to get that grain to go where it wants to go not where we want it to go. But where the most cost-effective supply chain would want it to go. So either it wants to go to Mexico or maybe it wants to go to upper part of Mississippi river or maybe the bottom part of the Mississippi river.

But if you let the freight, to go the way it should be the most cost and service effective over time, you will increase the size of the pie of that freight. In order to do that, you have to maintain gateway open, and you have to make it easier for these interchanges as opposed to insist on trying to get your longest haul, which is, over time, is very destructive to how much freight you will get.

Going back to basic, this is a growth story. So we need to enable service not to make it difficult. I don’t know, Doug, you want to talk about combination of — on the carload side.

A - Doug MacDonald

Yes. Maybe a good example to use David, is lumber. So a lot of lumber originates both in Western and Eastern Canada. It moves over multiple gateways going into the U.S. and we’ll use Dallas as an example, as a destination market. So it’s very large. It takes roughly 5,000 carloads of Canadian lumber every year.

And currently, the product moves over Vancouver. So the BN and UP move that down into the Dallas market., It can move over Duluth Superior, which is on the map here as well. Or it can move via Chicago from Eastern Canada or from Western Canada. And those are the three major gateways today that move lumber into that market.

Now CN will now be able to provide a new competitive alternative from there, all the way in using a combined network to have single line access to that market. CN is not going to close off any of the pricing or gateways, and that’s what we’ve committed to over how lumber moves today.

Our role is to provide a better service and better option for our customers to reach that market. And we are planning to do that. Now that applies across all different markets. So in petroleum and chemicals, the aluminum, everything. And so by keeping it an open gateway, we want to make sure we move the most amount of traffic over our network and really grow.

Q - David Vernon

That’s great. Thank you for that. We’re coming up to the end of the 45 minutes here, but I do want to talk a little bit about the margin profile on this incremental growth. If we sort of just accept that someday these two networks come together, and we start to access this addressable market.

How should we be thinking about the incremental margins on this growth? Should it be sort of standard with what normal incremental margins are? Will there be some seasoning involved in sort of matching back freight on different moves?

Like how should we think about the overall margin impact of the growth that comes in from this transaction?

A - Jean-Jacques Ruest

So I think you said it right. There’s probably seasoning. We will see early days, which market has the biggest traction early on, whether it’s carload to the interchange that we just talked about, or some unit train business or the intermodal long-haul or could be even the port business.

So I think the book of business over time, because of the North American economy and USMCA will probably grow a little more on the container side than the overall carload side. Carload will grow, no question. But USMCA and the port business might have a little more potential because of those two depend on the consumer and the consumers tend to generate quite a bit of container freight, not as much carload freight.

So the profile of the rail industry in North America, especially of this combined company over time is probably going toward every five years, every year, it’s some incremental percent of a total book of business, which will be related, either port business, import-export or domestic business as it relates to consumer consumption, but also a very significant play on the carload side.

I think on the carload side, automotive is probably going to be a major sector. We talk about aluminum and steel. There’s also plastics. The USMCA requires that the amount of U.S. content in each finished vehicle is higher. So that means more of the raw material will be sourced locally, as supposed to be coming from offshore. And I mean, that’s a good thing for the rail industry.

And again, as long as we create a product that customers want to buy. So when you talk about open gateway and you talk about choices, but you’re really talking to what actually helps grow the pie of the freight. You want customers to buy from you because they want to, not because they have to — because you play the game, of closing gateway or captive shipper.

The more we create products that people want to buy because they want to, I suppose that they have to. The more the CN/KCS combination will be successful. Because our view is a view of expansion, it’s a view of growth it’s — yes, operating ratio and cost is important, but even more important is growing EPS, growing operating income, growing free cash flow. In order to do that, we need to really make a maximum use of these important assets.

And I think that’s really much more the future of the industry in the next decade, next two decades as opposed to try to nail down to only the freight that can produce an operating ratio of a 50% operating ratio, for example. I don’t know if that’s helped. That’s kind of the division that we have.

Q - David Vernon

That is helpful. I do want to be conscious of time here because we are coming up to the end of our 50 minutes. Do you want to close us out here, J.J. or Doug, with a couple of closing comments?

A - Jean-Jacques Ruest

Yes. I think we’re more than ever, especially after two weeks of effort on this, but also after the sort of number of days of due diligence. We’re more confident than ever that the total accessible market that we had is actually a conservative amount.

And also that — our base case scenario in terms of how much business we can convert on the revenue side is also on a conservative amount.

More work to be done, but there’s more reason today to be confident about the potential of the USMCA and the combination railroad in terms of top line growth as well as higher level of confidence that we can deliver the expectation of our base case by the time we would combine together in late 2022. I don’t know, Doug, if you want to add some of your comments on some of your work.

A - Doug MacDonald

Thanks, J.J. It’s listen, the opportunities are fantastic here as we continue to see more and more customers come to us with opportunities that they see that we can use.

A lot of these will be contained within our estimates and our total accessible market, but we continue to see more and more solid concrete examples for us to move more product on this combined network. So we’re very, very happy that we’re progressing, and I’d like to just thank, everyone, for listening.

A - Jean-Jacques Ruest

Yes. Customer support is strong. As you know, we’re up to 700 support letters and growing, shareholder support is also real. Cascade came up publicly in favor of our merger of our combination. Some other large investors also told us very specifically to support the long-term vision of what this network will become over the next few years.

And from a customer side and investor side, the support is there. So that’s a question of that, finishing the work and having further dialogue with the KCS Board to eventually be able to get to where we want to go, which is combining the two teams and winning more freight together.

Thank you for the time today.

A - David Vernon

All right. Thanks, guys, and thanks, everyone, for joining us. We will end it here. Thank you.

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